

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2018

Brig Taylor
Chief Executive Officer
SlideBelts Inc.
4818 Golden Foothill Pkwy
Unit #9, El Dorado Hills, CA 95762

      Re: SlideBelts Inc.
          Draft Offering Statement on Form 1-A
          Filed August 31, 2018
          CIK No. 0001700895

Dear Mr. Taylor:

      We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed August 31, 2018

Cover Page

1.   Please revise your description of the common stock here and in the summary to clarify that the class A common stock being offered is non-voting stock.

Risk Factors, page 3

2.   We note the disclosure in the risk factor on page 7 regarding the potential Securities Act violation. Please disclose in greater detail how the offering may not have met the requirements of the Securities Act.

Dilution, page 7

3.   We note your computations of net tangible book value prior to and after the offering appear to include intangible assets and deferred advertising costs. Please explain to us the basis for including these assets in your computations of net tangible book value or revise your disclosures as appropriate.

Plan of Distribution, page 10

4.   Please clarify the references to the Regulation A debt offering and the concurrent private placement in the last sentence on page 12.

Compensation of Directors and Executive Officers, page 25

5.   Please describe your stock incentive plan as required by Item 11(d) of Part II of Form 1-A or advise.

Financial Statements
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Deferred Advertising Costs, page F-10

6.   We note that your deferred advertising costs have increased from $258 thousand to over $3.0 million as of December 31, 2017. Please tell us the attributes you considered and the persuasive evidence that you gathered in determining whether the response to your increased advertising spend will result in a similar increase in probable future economic benefits. Please refer to ASC 340-20-25-9.

7.   We note your disclosure that future economic benefits are expected to be received from the deferred advertising costs over a period of 2.2 years based on historical results. Please tell us the historical results that you considered in determining this amortization period and any consideration you gave to the increase in advertising spend in fiscal 2017 in determining this estimate. In addition, please tell us how your presentation of the entire deferred advertising costs in current assets is appropriate and revise to disclose advertising expense for the periods presented as required by ASC 340-20-50-1.

Income Taxes, page F-10

8.   You state that the company will have net operating loss carryforwards of $2,294,397 and $134,249 as of December 31, 2017 and 2016 respectively however we note that you have recorded net income in both years. Please tell us how you have generated net operating loss carryforwards for each period. In addition, please tell us why you have not included any provision for income taxes in 2016 and 2017 and provide the disclosures required by ASC 740-10-50 as applicable.

Exhibits

9.   Please file your loan agreements with Shopify Capital, Amazon Capital and First US Credit Union, and your lease agreements as exhibits or advise why you believe such agreements are not required to be filed. See Item 17(3) and (6) of Part III of Form 1-A.

10.   We note that your subscription agreement includes a waiver of the right to a jury trial. Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws. In this regard, please include disclosure about this provision in offering circular. Please also discuss the enforceability of this provision

     You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell, Special Counsel, at 202-551-3357 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Beverages, Apparel and
                                        Mining

cc: Andrew Stephenson, Esq.